UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MAGUIRE PROPERTIES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

559775101

(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

______________________________

*          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559775101	13G

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) P&S Capital Partners, LLC P&S Capital Management, LLC P&S Capital Management, L.P. Daniel L. Nir
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization. P&S Capital Partners, LLC - Delaware P&S Capital Management, LLC - Delaware P&S Capital Management, L.P. – Delaware Daniel L. Nir - United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power P&S Capital Partners, LLC - 0 shares P&S Capital Management, LLC - 0 shares P&S Capital Management, L.P. – 0 shares Daniel L. Nir - 0 shares

6  Shared Voting Power

P&S Capital Partners, LLC – 87,616 shares

P&S Capital Management, LLC – 148,000 shares

P&S Capital Management, L.P. – 148,000 shares

Daniel L. Nir – 198,000 shares

Refer to Item 4 below.

7 Sole Dispositive Power P&S Capital Partners, LLC - 0 shares P&S Capital Management, LLC - 0 shares P&S Capital Management, L.P. – 0 shares Daniel L. Nir - 0 shares

8  Shared Dispositive Power

P&S Capital Partners, LLC – 87,616 shares

P&S Capital Management, LLC – 148,000 shares

P&S Capital Management, L.P. – 148,000 shares

Daniel L. Nir – 198,000 shares

Refer to Item 4 below.

CUSIP NO.	559775101

9

Aggregate Amount Beneficially Owned by Each Reporting Person

P&S Capital Partners, LLC – 87,616 shares

P&S Capital Management, LLC – 148,000 shares

P&S Capital Management, L.P. – 148,000 shares

Daniel L. Nir – 198,000 shares

Refer to Item 4 below.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9) P&S Capital Partners, LLC – 0.2% P&S Capital Management, LLC – 0.3% P&S Capital Management, L.P. – 0.3% Daniel L. Nir – 0.4% Refer to Item 4 below.
12

Type of Reporting Person (See Instructions)

P&S Capital Partners, LLC - OO (Limited Liability Company)

P&S Capital Management, LLC - OO (Limited Liability Company)

P&S Capital Management, L.P. – PN (Limited Partnership)

Daniel L. Nir - IN

CUSIP NO.	559775101

Item 1.

(a)	Name of Issuer
Maguire Properties, Inc.
(b)	Address of Issuer’s Principal Executive Offices
355 South Grand Avenue, Suite 3300, Los Angeles, California, 90071

Item 2.

(a)	Name of Person Filing
P&S Capital Partners, LLC P&S Capital Management, LLC P&S Capital Management, L.P. Daniel L. Nir
(b)	Address of Principal Business Office or, if none, Residence
P&S Capital Partners, LLC P&S Capital Management, LLC P&S Capital Management, L.P. Daniel L. Nir c/o Gracie Capital 590 Madison Avenue 28th Floor New York, NY 10022
(c)	Citizenship
P&S Capital Partners, LLC - Delaware P&S Capital Management, LLC - Delaware P&S Capital Management, L.P. – Delaware Daniel L. Nir - United States
(d)	Title of Class of Securities
Common Stock, par value $0.01 per share
(e)	CUSIP Number
559775101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

CUSIP NO.	559775101

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership**

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned **
P&S Capital Partners, LLC – 87,616 shares P&S Capital Management, LLC – 148,000 shares P&S Capital Management, L.P. – 148,000 shares Daniel L. Nir – 198,000 shares
(b)	Percent of Class**
P&S Capital Partners, LLC – 0.2% P&S Capital Management, LLC – 0.3% P&S Capital Management, L.P. – 0.3% Daniel L. Nir – 0.4%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote **
P&S Capital Partners, LLC - 0 shares P&S Capital Management, LLC - 0 shares P&S Capital Management, L.P. – 0 shares Daniel L. Nir - 0 shares
(ii) shared power to vote or to direct the vote**
P&S Capital Partners, LLC – 87,616 shares P&S Capital Management, LLC – 148,000 shares P&S Capital Management, L.P. – 148,000 shares Daniel L. Nir – 198,000 shares
(iii) Sole power to dispose or to direct the disposition of**
P&S Capital Partners, LLC - 0 shares P&S Capital Management, LLC - 0 shares P&S Capital Management, L.P. – 0 shares Daniel L. Nir - 0 shares

CUSIP NO.	559775101

(iv)	shared power to dispose or to direct the disposition of**
P&S Capital Partners, LLC – 87,616 shares P&S Capital Management, LLC – 148,000 shares P&S Capital Management, L.P. – 148,000 shares Daniel L. Nir – 198,000 shares

** (1)      Shares reported for P&S Capital Partners, LLC reflect shares beneficially owned by private investment funds of which P&S Capital Partners, LLC is the general partner. P&S Capital Partners, LLC has voting and investment control over such shares, but disclaims beneficial ownership of the shares reported herein except to the extent of its pecuniary interest therein.

(2)           Shares reported for P&S Capital Management, L.P. (“P&S LP”) reflect shares beneficially owned by private investment funds of which P&S LP is the investment manager. P&S LP has voting and investment control over such shares, but disclaims beneficial ownership of the shares reported herein except to the extent of its pecuniary interest therein.

(3)           Shares reported for P&S Capital Management, LLC (“P&S LLC”) reflect the shares reported for P&S LP, of which P&S LLC is the general partner, and in such capacity P&S LLC may be deemed to have voting and investment control over such shares. P&S LLC disclaims beneficial ownership of the shares reported herein except to the extent of its pecuniary interest therein.

(4)           Shares reported for Daniel L. Nir include the shares reported for P&S Capital Partners, LLC and P&S LLC, for which Mr. Nir serves as managing member, and in such capacity he may be deemed to have voting and investment control over the shares reported herein for such reporting persons. Shares reported for Mr. Nir also include shares beneficially owned by private investment funds for which Mr. Nir serves as manager. Mr. Nir disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

CUSIP NO.	559775101

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO.	559775101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 10, 2009

P&S CAPITAL PARTNERS, LLC

By:/s/ Greg Pearson

Greg Pearson

Chief Financial Officer

P&S CAPITAL MANAGEMENT, LLC

By:/s/ Greg Pearson

Greg Pearson

Chief Financial Officer

P&S CAPITAL MANAGEMENT, L.P.

By: P&S Capital Management, LLC

By:/s/ Greg Pearson

Greg Pearson

Chief Financial Officer

DANIEL L. NIR

/s/ Greg Pearson

Daniel L. Nir, individually

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of May 5, 2008, is by and among P&S Capital Partners, LLC, P&S Capital Management, LLC, P&S Capital Management, L.P. and Daniel L. Nir, an individual (the foregoing are collectively referred to herein as the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to shares of Common Stock, par value $0.01 per share, of Maguire Properties, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

P&S CAPITAL PARTNERS, LLC

By:/s/ Greg Pearson

Greg Pearson

Chief Financial Officer

P&S CAPITAL MANAGEMENT, LLC

By:/s/ Greg Pearson

Greg Pearson

Chief Financial Officer

P&S CAPITAL MANAGEMENT, L.P.

By: P&S Capital Management, LLC

By:/s/ Greg Pearson

Greg Pearson

Chief Financial Officer

DANIEL L. NIR

/s/ Daniel L. Nir

Daniel L. Nir, individually